THE BUCKLE. INC.
2407 W. 24th Street
Kearney, NE 68845
P.O. Box 1480
Kearney, NE 68848-1480
 tel  (308) 236-8491
fax  (308) 236-4493

www.buckle.com
December 18, 2008

John Reynolds
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

By EDGAR and Overnight Delivery

Re:	The Buckle, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2008, Filed April 16, 2008
Form 10-Q for the Fiscal Period Ended August 2, 2008, Filed September 11, 2008
File No. 1-12951

Dear Mr. Reynolds:

We are providing this letter in response to your comment letter dated November 21, 2008.  We have addressed each of your comment items and, where necessary, we will revise the corresponding document(s) to which the comment item relates with additional disclosures and other revisions in future filings.

We understand that the purpose of your review is to assist The Buckle, Inc. (the Company) in compliance with the applicable disclosure requirements and to enhance the overall disclosure in the Company’s filings.

Form 10-K

Signatures

1.
SEC COMMENT – Please include the signature of your controller or principal accounting officer as required by Form 10-K.  See Instruction D(2)(a) to Form 10-K. If your Controller or Principal Accounting Officer has signed the Form 10-K, but the signature page does not indicate that the person occupies that position, then please confirm that your Controller or Principal Accounting Officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report. See Instruction D(2)(b) to Form 10-K.

COMPANY RESPONSE – We confirm the Company’s Principal Accounting Officer, Karen B. Rhoads, Vice President of Finance and Chief Financial Officer, has signed the Form 10-K and we will appropriately disclose that she is the Principal Accounting Officer in all future filings.  The principal accounting officer has been included in the signatures associated with the Company’s Form 10-Q for the period ended November 1, 2008 filed with the SEC on December 10, 2008.

2007 Annual Report, page 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

1.
SEC COMMENT – We note in the 2nd paragraph of page 5 that the Buckle Card marketing program is partially funded by WFNNB.  Please describe how WFNNB partially funds the marketing program and the cash flows between you and WFNNB. To the extent material, disclose how you account for funds received from WFNNB as part of the Buckle Card marketing program.

COMPANY RESPONSE – To help grow and develop the Company’s private label credit card, the Company utilizes special mailings, statement inserts, in-store signage, and card upgrades as a means to attract new accounts as well as retain and engage existing account holders. Based upon the amount of private label credit card sales, WFNNB provides dollars that are available to partially fund select marketing events.  During fiscal 2007, the Company received $61,604 in expense reimbursement from WFNNB to help pay for a portion of marketing activities directly related to the private label credit card. This reimbursement was accounted for as a reduction in the marketing expense.  In addition, WFNNB directly paid for $22,430 in costs related to card reissues, mailers and a customer study. The total amount of $84,034 was not considered significant by Company management based on the percentage of overall marketing expense for the fiscal year.  We do not expect to disclose this information in filings for future periods unless the amounts are material.

Note G. Commitments, page 31

Leases, page 31

2.
SEC COMMENT - Please tell us whether your total minimum operating lease payments are shown net of the related tenant improvement allowances and rent holidays.  In addition, tell us the amount of tenant improvement allowances and rent holidays that will offset your future minimum rental commitments in each of the fiscal years, as shown in the table on page 31, and the amounts that offset your rent expense in the past three fiscal years.  Also, explain to us why you do not disclose these offsetting amounts in your footnotes or Contractual Obligations table with MD&A.

COMPANY RESPONSE – The total minimum operating lease payments shown in the table referenced on page 31, represent the cash payments required per store operating leases in each of the years going forward; therefore, they are not shown net of the related tenant improvement allowances or rent holidays as they do not have any impact on the future cash payments. Tenant improvement allowances are received shortly after the completion of store construction and do not offset future minimum rent commitments.  In accordance with Financial Accounting Standards Board (FASB) Technical Bulletin No. 88-1, Issues Relating to Accounting For Leases, and FASB Technical Bulletin No. 85-3, Accounting for Operating Leases with Scheduled Rent Increases, for tenant improvement allowances and rent holidays, the Company records a deferred rent liability on the balance sheets and amortizes the deferred rent on a straight-line basis over the terms of the leases as reductions to rent expense on the statements of income.

We have revised our disclosure on page 25 of Form 10-Q for the period ended November 1, 2008, above the table of obligations, and will continue to do so in future filings, to include the following:

The operating lease obligations shown in the table below represent future cash payments to landlords required to fulfill the Company’s minimum rent requirements. Such amounts are actual cash requirements by year and are not reported net of any tenant construction allowances received from landlords.

Form 10-Q for the Fiscal Quarter Ended August 2, 2008

Note 4, Investments, page 9

3.
SEC COMMENT – We note that as of fiscal year end February 2, 2008, you held $145,835,000 in auction-rate securities, and that as of your second quarter ended August 2, 2008 you still held auction-rate securities with a fair value of $45,891,000, net of a $1,549,000 unrealized loss.  Please address the following to aid in providing your investors with the information necessary for a clear understanding of your investments.

o
Tell us and disclose in future filings those factors that may affect the value or liquidity of your auction-rate securities, how the interest rates on these investments will be determined and any associated material risks.

COMPANY RESPONSE – The value and liquidity of auction-rate securities (“ARS”) held by the Company may be affected by continued auction-rate failures, the credit quality of each security, the amount and timing of interest payments, the amount and timing of future principal payments, and the probability of full repayment of the principal.  The interest rates on these investments will be determined by the terms of each auction-rate security issue.  For each failed auction, the interest rate on the security moves to a maximum rate specified for each security, and generally resets at a higher level than specified short-term interest rate borrowings. The material risks associated with the auction-rate securities held by the Company include those stated above as well as the current economic environment, downgrading of credit ratings on investments held, and the volatility of the entities backing each of the issues. We have revised the disclosures in Form 10-Q for the period ended November 1, 2008, and will continue to do so in future filings to include the following (see Note 6, page 12, and page 22 of MD&A):

The Company reviews all investments for other-than-temporary impairment at least quarterly or as indicators of impairment exist.  The value and liquidity of ARS held by the Company may be affected by continued auction-rate failures, the credit quality of each security, the amount and timing of interest payments, the amount and timing of future principal payments, and the probability of full repayment of the principal.  Additional indicators of impairment include the duration and severity of the decline in market value.  The interest rates on these investments will be determined by the terms of each individual ARS.  The material risks associated with the ARS held by the Company include those stated above as well as the current economic environment, downgrading of credit ratings on investments held, and the volatility of the entities backing each of the issues.

o
Tell us and disclose in future filings the specific characteristics of your auction-rate securities, including the amount, issuers, nature, underlying collateral, and credit ratings of auction-rate securities you currently hold.

COMPANY RESPONSE – As of August 2, 2008, the Company held $55.8 million of auction-rate securities at par value. The auction-rate securities consisted of 46 investments held with six different custodians with par values ranging from $0.2 million to $3.0 million. Of the $55.8 million of auction-rate securities, $34.2 million, or 61% of the portfolio, was AAA/Aaa-rated; $12.2 million, or 22%, was AA/Aa-rated; and $9.4 million, or 17%, was A-rated. The auction-rate securities were invested as follows:

Nature	Underlying Collateral	Par Value August 2, 2008
Municipal revenue bonds	84% insured by AAA/AA/A-rated bond insurers at August 2, 2008	$24,470
Municipal bond funds	Fixed income instruments within issuers money market funds	12,450
Student loan bonds	Student loans guaranteed by state entities	11,475
Tax preferred securities	Underlying investments of closed-end funds	7,400
Total		$55,795

We have added the following disclosure to Note 5 on pages 9-10 of Form 10-Q for the period ended November 1, 2008:

The auction-rate securities as of November 1, 2008 were invested as follows:

Nature	Underlying Collateral	Par Value November 1, 2008
Municipal revenue bonds	83% insured by AAA/AA/A-rated bond insurers at November 1, 2008	$14,945
Municipal bond funds	Fixed income instruments within issuers money market funds	11,750
Student loan bonds	Student loans guaranteed by state entities	11,450
Tax preferred securities	Underlying investments of closed-end funds	7,400
Total		$45,545

As of November 1, 2008, the Company’s auction-rate securities portfolio was 71% AAA/Aaa-rated, 23% AA/Aa-rated, and 6% A-rated.

o
Tell us and expand your disclosure in future filings to further describe how you determined the fair value of the auction-rate securities, including the assumptions being used and how you considered the underlying collateral and cash flows. This disclosure should be included in the critical accounting policies and estimates section, and the footnotes of future filings.

COMPANY RESPONSE – The Company determined the fair value of auction-rate securities using Level 1 inputs for known or anticipated subsequent redemptions at par value and Level 2 inputs where the following criteria were considered in estimating fair value:

•	Pricing was provided by the custodian of auction-rate securities
•	Pricing was provided by a third-party broker for auction-rate securities
•	Sales of similar securities
•	Quoted prices for similar securities in active markets
•
Quoted prices for similar assets in markets that are not active - including markets where there are few transactions for the asset, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly.

In addition, the Company considers other factors including, but not limited to, the financial condition of the investee, the credit rating, cash flows, the issuance of redemption notices, type of issuance, underlying ratings, the tax status, the existence of financial alternatives which could lead to issuers restructuring the security, and the current and expected market and industry conditions in which the investee operates. Management believes it has used information that was reasonably obtainable in order to complete its valuation process and determine if the Company’s investments in auction-rate securities had incurred any temporary and/or other-than-temporary impairment as of August 2, 2008 and November 1, 2008.  We will continue to use the valuation analysis as described above for purposes of reporting financial results on Forms 10-Q and Form 10-K, as deemed appropriate in accordance with the guidance provided by SFAS No. 157, Fair Value Measurements.

In future filings, we will continue to evaluate and provide more detailed disclosure in the critical accounting policies and estimates section, and in the footnotes, related to our valuation analysis for auction-rate securities as required by SFAS 157. We have revised the disclosures in Form 10-Q for the period ended November 1, 2008 and will continue to do so in future filings to include the following (see Note 6 on page 11 and the critical accounting policies and estimates section on page 25):

The Company has determined the fair value of ARS using Level 1 inputs for known or anticipated subsequent redemptions at par value and Level 2 inputs where the following criteria were considered in estimating fair value:

•	Pricing was provided by the custodian of ARS
•	Pricing was provided by a third-party broker for ARS
•	Sales of similar securities
•	Quoted prices for similar securities in active markets
•
Quoted prices for similar assets in markets that are not active - including markets where there are few transactions for the asset, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly.

In addition, the Company considers other factors including, but not limited to, the financial condition of the investee, the credit rating, insurance, guarantees, collateral, cash flows, and the current and expected market and industry conditions in which the investee operates. Management believes it has used information that was reasonably obtainable in order to complete its valuation process and determine if the Company’s investments in ARS had incurred any temporary and/or other-than-temporary impairment as of November 1, 2008.

o
Please discuss in future filings your exposure to auction-rate securities and the associated risks in your Quantitative and Qualitative Disclosures About Market Risk pursuant to Item 305 of Regulation S-K.

COMPANY RESPONSE – The Company acknowledges the Staff’s comment and will provide disclosure discussing its exposure to auction-rate securities, and the associated risks, in our Quantitative and Qualitative Disclosure About Market Risk pursuant to Item 305 of Regulation S-K in future filings.  We have revised the disclosures in Item 3 on page 27 of Form 10-Q for the period ended November 1, 2008 as follows:

Other Market Risks – At November 1, 2008, the Company held $45.5 million, at par value, of investments in auction-rate securities.  The Company concluded that a $2.0 million temporary impairment and $1.8 million other-than-temporary impairment on these securities existed at November 1, 2008. Given current market conditions in the auction-rate security market, we may incur additional temporary or other-than-temporary impairment in the future if market conditions persist and the Company is unable to recover the cost of its investments in auction-rate securities.

o	Disclose in future filings whether you have the ability and intent to hold your auction-rate securities until their fair value recovers.

COMPANY RESPONSE – The Company acknowledges Staff’s comment and will disclose in future filings its ability and intent to hold auction-rate securities until their fair value recovers.  Currently, the Company is in a strong liquidity position and cash flow from operations for the past three fiscal years have been $121.1 million, $80.4 million and $76.1 million, respectively.  Cash flows from operating activities for the first three quarters of fiscal 2008 have been $60.8 million.  Additionally, the Company has no debt, has paid dividends of $117.5 million during the first three quarters of fiscal 2008, and has cash and cash equivalents of $92.4 million at November 1, 2008.  Therefore, the Company believes there will not be a need to liquidate long-term securities for cash operating requirements, allowing the Company to continue to hold auction-rate securities until maturity or recovery of market value. This has historically been the Company's intent and the Company has not sold any underwater securities in the past.  We have revised the disclosures in Form 10-Q for the period ended November 1, 2008 as follows (see page 24 of MD&A):

The Company considers various factors in reviewing impairment, including the length of time and extent to which the fair value has been less than the Company’s cost basis, the financial condition and near-term prospects of the issuer, and the Company’s intent and ability to hold the investments for a period of time sufficient to allow for any anticipated recovery in market value.  The Company believes it has the ability and maintains its intent to hold these investments until recovery of market value occurs.

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;
•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this process and would be willing to discuss any additional comments you may have.  Please call me with any questions.  My direct extension is (308) 236-4440 and my fax number is (308) 236-4469.  Thank you.

Sincerely,

  /s/ KAREN B. RHOADS
Karen B. Rhoads
Vice President of Finance and CFO
(principal accounting officer)

Cc:	Trevor Barton, Deloitte & Touche LLP
Robert J. Routh, Cline, Williams, Wright, Johnson and Oldfather, L.L.P.